

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Via E-mail
David Kalenuik
Chief Executive Officer
Lake Victoria Mining Company, Inc.
Suite 810 – 675 West Hastings Street
Vancouver, British Columbia, Canada V6B 1N2

     Re: **Lake Victoria Mining Company, Inc.**
                Form 10-K for Fiscal Year Ended March 31, 2011
                Filed July 14, 2011
                File No. 000-53291

Dear Mr. Kalenuik:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/Tia L. Jenkins

                Tia L. Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Mining